RECEIVED
2010 JUN 10 PM 4:47
SEC / TM

SECURITI  ION

10031143

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| SEC FILE NUMBER |
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| 8 52985 |

# ANNUAL ~~AUDITED REPORT~~
# FORM X-17A-5
# ~~PART III~~

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REVA CAPITAL MARKETS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE 10TH FLOOR
(No. and Street)

| NEW YORK | NY | 10169 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE M. GOODE — (212) 464-7363
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

| 1212 AVENUE OF THE AMERICAS | NEW YORK | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, VAGEESH NAIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REVA CAPITAL MARKETS, LLC, as of DECEMBER 31 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MANOHARAN MAHADEVA
Notary Public, State of New York

March 29th 2010
New York, New York.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REVA CAPITAL MARKETS, LLC
## (A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

## Report of Independent Public Accountants

To the Member
Reva Capital Markets, LLC

We have audited the accompanying statement of financial condition of Reva Capital Markets, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reva Capital Markets, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
March 29, 2010

**REVA CAPITAL MARKETS, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2009**

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 40,672 |
| Prepaid expenses and other current assets | 4,669 |
| Clearing deposit | 100,000 |
| Total | $ 145,341 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| Member's equity | $ 145,341 |

See Notes to Financial Statements.

# REVA CAPITAL MARKETS, LLC

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Revenue: | |
| Interest income | $ 2,450 |
| Expenses: | |
| Management fees | 14,494 |
| Registration and regulatory fees | 6,458 |
| Professional fees | 25,450 |
| Other operating | 2,993 |
| Total expenses | 49,395 |
| Net loss | $ (46,945) |

See Notes to Financial Statements.

## REVA CAPITAL MARKETS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Member's equity, January 1, 2009 | $ 166,940 |
| Contributions | 165,346 |
| Distributions | (140,000) |
| Net loss | (46,945) |
| Member's equity, December 31, 2009 | $ 145,341 |

See Notes to Financial Statements.

**REVA CAPITAL MARKETS, LLC**

**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| Operating activities: | |
| Net loss | $ (46,945) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Capital contributions - expenses allocated from Parent | 15,346 |
| Changes in operating assets and liabilities: | |
| Clearing deposit | (100,000) |
| Prepaid expenses | (1,601) |
| Accrued expenses and other liabilities | (12,000) |
| Net cash used in operating activities | (145,200) |
| Financing activities: | |
| Capital contribution | 150,000 |
| Capital distribution | (140,000) |
| Net cash provided by financing activities | 10,000 |
| Net decrease in cash and cash equivalents | (135,200) |
| Cash and cash equivalents, beginning of year | 175,872 |
| Cash and cash equivalents, end of year | $ 40,672 |

See Notes to Financial Statements.

**Note 1 - Organization and nature of business:**

Reva Capital Markets, LLC (the "Company") is a New York limited liability company whose sole member is Reva Capital Holdings, LLC (the "Parent"), a Delaware limited liability company. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered in nine states.

In late December 2008, the Parent acquired 24% of Newtek Securities, LLC and made an application to FINRA to acquire the remaining 76% in 2009. The application to acquire the balance of Newtek Securities, LLC was approved by FINRA in August 2009. The Company was formerly known as Newtek Securities, LLC and the name changed to Reva Capital Markets, LLC was effective with New York State on September 30, 2009.

The Company's operations consist primarily of engaging in transactions involving private placements of securities exempt from registration and facilitating, on a riskless principal basis, transactions in asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage-backed securities. In addition, the Company also provides pricing, valuation and consulting, in connection with the purchase and sale of asset-backed securities, mortgage-backed securities, collateralized debt obligations, collateralized loan obligations, and commercial mortgage backed securities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

**Note 2 - Significant accounting policies:**

**Cash and cash equivalents:**

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2009, the Company has no cash and cash equivalent balances in excess of Federally insured limits.

**Revenue recognition:**

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement.

**Note 2 - Significant accounting policies (concluded):**

**Income taxes:**

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the taxable income or loss of the Company is reported by the Parent in its tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City; related deferred income taxes are not material.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of the guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized benefits at December 31, 2009. All of the Company's U.S. Federal and state income tax returns are subject to income tax examination.

**Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent events:**

The Company has evaluated subsequent events through March 29, 2010 which is the date the financial statements were available to be issued.

**Note 3 - Related party transactions:**

A significant amount of the Company's operating expenses for the year ended December 31, 2009 were paid by the Parent. The Company and the Parent have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. During the year ended December 31, 2009, the Company's share of expenses relating to the expense sharing agreement from the Parent for salary, rent and other office expenses totaled $14,494. Such expenses are included as management fee in the statement of operations.

The Parent and the Company agreed that a portion of the allocated costs would not have to be repaid: accordingly $15,346 was recorded as a capital contribution and included in such caption on the statement of changes in member's equity.

**Note 4 - Off-balance sheet risk:**

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from the clearing broker are pursuant to the clearing agreement and include a clearing deposit of $100,000.

**Note 5 - Net capital requirement:**

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10:1. At December 31, 2009, the Company has regulatory net capital of $139,859, which was $39,859 in excess of its required minimum regulatory net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital is zero.

**Note 6 - Subsequent event:**

During the period from January 1, 2010 through March 29, 2010, the Company received $25,000 in cash capital contributions from its Parent.

## REVA CAPITAL MARKETS, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

| | |
|---|---|
| Net capital: | |
| Total member's equity | $ 145,341 |
| Deduct nonallowable assets and charges: | |
| Prepaid expenses | 4,669 |
| Net capital before haricuts on securities positions | 140,672 |
| Minus: Haircuts on securities positions | 813 |
| Net capital | $ 139,859 |
| Aggregate indebtedness | $ - |
| Compuation of basic net capital requirement: | |
| Net capital requirement (minimum) | $ 100,000 |
| Excess of net capital | $ 39,859 |
| Excess net capital at 1,000% | $ 19,859 |
| Ratio of aggregate indebtedness to net capital | - |

## REVA CAPITAL MARKETS, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009 (concluded)

| | |
|---|---|
| Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2009: | |
| Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report | $ 133,859 |
| Audit adjustments - Statement of operations | 6,000 |
| Net capital per above | $ 139,859 |
| Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report | $ 6,000 |
| Audit adjustments - Statement of financial condition | (6,000) |
| Aggregate indebtedness per above | $ - |

See Report of Independent Public Accountants.

## REVA CAPITAL MARKETS, LLC

## SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3
## DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

**Report of Independent Public Accountants on Internal Control**

To the Member
Reva Capital Markets, LLC

In planning and performing our audit of the financial statements of Reva Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
March 29, 2010